EX-28.d.2.a

EXHIBIT A

INVESTMENT ADVISORY AGREEMENT

BETWEEN

NATIONWIDE FUND ADVISORS AND NATIONWIDE VARIABLE INSURANCE TRUST

Effective October 16, 2017

Amended September 30, 2018*

Funds of the Trust	Advisory Fees
DoubleLine NVIT Total Return Tactical Fund	0.58% on assets up to $500 million; 0.555% on assets of $500 million and more but less than $1 billion; and 0.53% on assets of $1 billion and more
NVIT iShares® Fixed Income ETF Fund	0.11% of the Fund’s average daily net assets
NVIT iShares® Global Equity ETF Fund	0.11% of the Fund’s average daily net assets

*	As approved at the Board of Trustees Meeting held on June 12-13, 2018.

IN WITNESS WHEREOF, the parties have executed this Exhibit A on the day and year first written above.

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President